Exhibit 21

Subsidiaries of Sears Hometown and Outlet Stores, Inc.
As of February 3, 2018

Jurisdiction of Formation
Sears Authorized Hometown Stores, LLC	Delaware
Sears Home Appliance Showrooms, LLC	Delaware
Sears Outlet Stores, L.L.C.	Delaware